MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended September 30, 2007

Date of Report: November 6, 2007

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FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended: September 30, 2007

Date of Report: November 6, 2007

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd. (the “Company”) for the 3rd quarter ended September 30, 2007.  It should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2006 and the interim unaudited consolidated financial statements for the nine-month period ended September 30, 2007.

All financial information in this Management’s Discussion and Analysis (“MD&A”) is expressed and prepared in accordance with Canadian general accepted accounting principles. All references are in Canadian dollars, the Company’s reporting currency, unless otherwise noted. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

COMPANY OVERVIEW

The Company is a well financed micro cap energy company primarily focused on natural gas exploration and production in North America’s premiere resource rich regions. The company creates shareholder value through strategic acquisition and thoughtful drilling of high discovery potential land holdings, monetization through co-ventures and spin offs, enhancing returns and reducing risk.

The Company is active in over 60 separate exploration projects in the US Rocky Mountain Piceance/Uinta Basins, and the Peace River Arch of NE British Columbia/NW Alberta Canada. The Company’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

The Company’s corporate office is located in Vancouver, British Columbia with branch offices in Calgary, Alberta and Denver, Colorado.

OVERALL PERFORMANCE

(a)

Oil and Gas Exploration Activities

During the third quarter ended September 30, 2007, the Company reported that throughout drill operations the mud logs for each of the North Barcus Creek #2-12 and #1-12 wells, located in the Piceance Basin in Colorado, showed strong evidence of reservoir gas. The #2-12 well contains an estimated 254 feet of potential net pay. Casing has now been set to total depth. This result correlates positively with the 263 feet of potential net pay reported in the adjacent #1-12 well. Flow-testing operations for the #1-12 well are continuing and a completion program for the #2-12 well is expected to be underway shortly. The Company owns 25% working interest in each of the #1-12 and #2-12 wells. The drilling of two additional wells is permitted on the Company’s North Creak Barcus Creek prospect.

The Company drilled two discovery wells on 1,400 acres of crown leases extending the Drake gas field in British Columbia. These wells will be completed for production at an estimated combined 1.50mmcf/day as soon as ground conditions permit. During the third quarter, the Company purchased 1,419 ha (3,548 acres) of permits, licenses or leases for oil and gas exploration (referred to as “lands”) at crown sales and privately at an average cost of $420.83/ha ($168.33/acre). These lands are at 100% working interest. A total of $550,000 of 2D and 3D seismic data is being recorded to evaluate lands acquired for future drilling.

(b)

Financial Condition

As at September 30, 2007, the Company had working capital of $15,147,000 as compared to working capital of $11,769,000 as at December 31, 2006. The Company had cash and cash equivalents of $14,987,000 as at September 30, 2007 as compared to cash and cash equivalents of $17,660,000 as at December 31, 2006. During the nine-month period ended September 30, 2007, the Company had received $9,477,000 cash from a private placement financing and $3,292,000 cash from exercised share purchase warrants and stock options, $5,827,000 of which was used to paid off the promissory note and $6,834,000 of which was spent on specific oil and gas properties. The Company’s net consolidated assets increased by $6,073,000 during the nine-month period ended September 30, 2007, from $71,442,000 as at December 31, 2006 to $77,515,000 as at September 30, 2007.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements due to the immaterial effect (Details refer to Note 1 to the interim consolidated financial statements for the nine months ended September 30, 2007).

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statement of operations and the statement of comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

(b)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period resulting from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

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URANIUM EXPLORATION PROJECTS

History of Uranium Exploration in Athabasca Basin

January 2005 Dejour announced it is entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan Uranium Inc. (“Titan”) whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17.5 million common shares of Titan and 3.0 million Titan warrants while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17.5 million common shares of Titan and 3.0 million Titan warrants received were approximately $36.5 million. This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30.2M was recognized in 2006.  As at September 30, 2007, the Company owned roughly 33% of the outstanding common shares of Titan.

About the Athabasca Basin

The Company’s previously owned uranium properties are situated along the western and eastern margins and in the center of the Basin.  The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin.  Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of the Dejour-Titan properties has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on the properties.

Property Geology

The uranium properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks.  These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers.  The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50m to 800m thick. On several properties the sandstone is cut by thin diabase dykes.  Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

Current Uranium Holdings

As at September 30, 2007, the Company held a 10% carried interest and 1% NSR in the following uranium properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trent South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,678

Fleming Island

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Carlson Creek (Sheila)

759

1,875

Umpherville West

321

793

Bozo Project

154

380

Total

391,320

966,969

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The carrying values of the Company’s 10% carried interests were:

	Balance Dec. 31, 2005	Exploration & Development	Disposal (Note 3)	Balance Dec 31, 2006	Exploration & Development	Balance Sept. 30, 2007

Bozo	$ 3,298	$ 9,381	$ (11,411)	$ 1,268	$ -	$ 1,268
Fleming Island	263,605	105,219	(331,942)	36,882	-	36,882
Gartner Lake	208,141	23,362	(208,353)	23,150	-	23,150
Hoppy North	22,080	33,885	(50,369)	5,596	-	5,596
Hoppy South	15,374	23,405	(34,901)	3,878	-	3,878
Maybelle River	178,372	18,739	(177,400)	19,711	-	19,711
Meanwell Lake	153,683	539,460	(623,829)	69,314	-	69,314
R-Seven	351,883	1,730,127	(1,873,809)	208,201	-	208,201
Sand Hill Lake	505,568	1,099,548	(1,44,604)	160,512	-	160,512
Sheila Project	9,948	18,981	(26,036)	2,893	-	2,893
Thornburn Lake	31,547	28,586	(54,120)	6,013	-	6,013
Umpherville Lake	13,447	17,632	(27,971)	3,108	-	3,108
Umpherville West	5,038	9,467	(13,054)	1,451	-	1,451
Virgin Trend North	342,978	1,109,288	(1,307,039)	145,227	-	145,227
Virgin Trend South	92,177	5,691	(88,081)	9,787	-	9,787

Total Uranium Properties	$2,197,139	$4,772,771	$(6,272,919)	$ 696,991	-	$ 696,991

OIL AND GAS EXPLORATION

Canadian Activities

Commencing April 1, 2006 the Company has entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, left his geophysical consulting business to join with the Company to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is incorporated as Dejour Energy (Alberta) Ltd. (“DEAL”) and was originally owned and funded 90% by the Company, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Effective June 1, 2007, the Company purchased Wild Horse Energy Ltd. from Mr. Dove. This purchase resulted in DEAL becoming a wholly owned subsidiary of the Company.  The purchase price was based on land and reserve values established by McDaniel and Associates Consultants Ltd., an independent evaluation firm in Calgary, Alberta. Mr. Dove continues as President and COO of DEAL.

Numerous oil and gas prospects are being pursued and developed.  DEAL has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk.  These interests range from 10% to 100%.  Most business terms are structured in such a way that a drilling or re-entry commitment is tied to additional drilling options or other lands on the various prospects.

In October 2006, DEAL successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was dry. The Company had earned the working interest of 2,220 acres, but the Company decided not to exercise options to earn more lands. As a result, the Company recorded an impairment provision of $670,794 for the nine-month period ended September 30, 2007.

DEAL has been acquiring lands at public sales and by private purchase. Lands acquisition through purchase or earning has resulted in DEAL owning an average 45% interest in approximately 30640 acres of lands with further options or a right of first refusal on approximately 13,000 acres in the Peace River Arch area of Alberta and British Columbia.

During the first and second quarters of 2007, DEAL concluded business agreements on four additional prospects resulting with the drilling of four wells and re-entry of a fifth. During the third quarter DEAL purchased 1,419 ha (3,548 acres) of lands and crown sales and privately at an average cost of $420.83/ha ($168.33/acre). Total land bonus paid was $597,163.28. These lands are at 100% working interest.

Results and activity on these prospects are summarized below.

Drake

843ha (2108 acres) of the lands purchased are in the Drake area of northeast British Columbia. The two gas wells resulting from the Q2 2007 drilling at Drake will be tied in as soon as the permitting is complete and ground conditions permit. Initial rates from these two wells are anticipated to be approximately 1.5 mmcf/day net to the Company. For the 2007/2008 winter drilling season up to a total of six new wells are planned on lands earned by last winters drilling and on the 100% working interest lands purchased at the crown sale. Final locations are to be chosen based on final interpretation of 3D seismic data purchased over all the Company’s working interest land in the area. Two of these are scheduled for Q4 2007. Infrastructure in the Drake area will have design capabilities to handle up to 10 mmcf/day.

Wembley

At Wembley, Alberta, an existing well bore was re-entered and a re-completion attempted in the Notikewin formation.  Dejour has a 50% working interest in a 100% before payout, 60% after payout farm-in. This resulted in non-economic gas; however it allowed Dejour to continue four section of land past lease expiry to evaluate two other prospective zones.

Chinchaga

At Chinchaga Alberta, the company participated for a 10% working interest in a Slave Point test well. This was on a farm-in whereby Dejour reimbursed the land holder for 10% of land costs subject to a royalty of 12.5% on 7,680 acres and 7.5% on 5,120 acres of the 12,800 acres included in the farm-out. A well was drilled on a seismically defined anomaly similar to the Ladyfern 30 miles to the west. Although this well was not economic, the results are being evaluated which may lead to further drilling in the area.  Dejour elected to increase its interest to 45% in 2,560 acres prior to completion of drilling of the test well. In addition the company has a ROFR on 5760 acres.

Saddle Hills

In the Saddle Hills area, DEAL participated in drilling a well on a six section block of land at 30% working interest to earn 30% subject to 10% non-convertible royalty.  The operator expects to tie in the gas well drilled last winter and drill one location in Q1 2008. Last winters gas well tested over 1.5 mmcf/day total from two zones.

Future Plans

A total of five exploratory wells are planned for the fourth quarter. Of these three are oil prospects and one is gas. These are in addition to the development drilling at Drake and Saddle Hills. A total of $550,000 of 2D and 3D seismic data is being recorded to evaluate other lands acquired for future drilling.

The Company is adding oils prospects to its inventory of prospects in Alberta and commencing an aggressive development plan for the gas prospects at Drake B.C. To facilitate the growing operation in Alberta and British Columbia and in that DEAL has increased its retained working interests in prospects and obtained the required permits to drill and operate oil and gas properties.  The Company has added additional contract personnel to assist with lands and engineering requirements and posted lands for sales in Q4 to further add to the land and prospect inventory.

US Activities

Colorado - Utah Oil & Gas Projects (Piceance)

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures. The note was fully paid by June 2007 and the Debenture, in the total amount of US $1,426,457, is redeemable by July 15, 2008.

Subsequently, the company acquired an interest in an additional 21,866 net acres (34 sections) such that the current total of leases is 295.  These additional 28 leases are contained within an Area of Mutual Interest as defined in the purchase agreement.

The projects consist of two types. The Company holds a 25% working interest in the “Natural Gas Resource” projects which are a well defined stratigraphic gas resource, covering 207,934 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company holds a 12.5% interest in the second project, a massive deep “Subthrust Oil” project covering 68,000 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk.  According to the Operator, the Subthrust project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent; having produced over 1 billion barrels to date.

Leasehold acreage net royalty interest (“NRI”) is 80% except for 1 lease that is 78%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

On July 2, 2007 the Company received 2 AFE’s (Authorities For Expenditure) from the Operator proposing the drilling of 2 wells on its N. Barcus Creek Prospect located in Rio Blanco County, Colorado.  The Company elected to participate in the drilling of the 2 proposed wells, known as the #1-12 and #2-12 wells, located in Section 12, T1N, R99W.

The #1-12 well is a direct offset to a well drilled in 1979 to 15,700’ known as the Federal #22-12 well.  Prior to commencement of drill operations the Company engaged Gustavson Associates, Boulder Colorado (Geologists – Engineers - Appraisers) to conduct a petrophysical analysis of the Federal #22-12 well in comparison with the pending #1-12 and #2-12 wells.  In its report, Gustavson discloses that it is their interpretation from log analysis and tests run on the #22-12 well, that there exist reservoir properties inclusive of over 260’ of possible pay, that are similar to other wells in the Rio Blanco County area which produce gas from the Williams Fork/Mesaverde formations.

On July 22, 2007 a shallow capable drill rig commenced drill operations and by August 8, 2007 had drilled to a depth of 3,225’ and subsequently set surface casing.  The shallow drill rig was released; a deeper capable rig moved in and on August 16, 2007 continued drill operations.  On August 27, 2007 the deeper rig reached the target depth of 11,150’ and on September 2, 2007 the deeper capable rig was released.  Operations to complete the #1-12 well commenced on September 13, 2007 and have continued thru the present.

Drill operations on the #2-12 well commenced on August 7, 2007 when the shallow rig utilized on the #1-12 well was relocated to the #2-12 location.  The #2-12 well is within 1,800’ of the #1-12 well.  The #2-12 well was drilled to a depth of 3,260’ and surface casing was set.  The shallow drill rig was released and the deeper rig, the same one utilized for the deepening of the #1-12 well, was mobilized and on September 8, 2007 continued drill operations.  On September 21, 2007 the deeper drill rig reached the target depth of 11,300’ and on September 24, 2007 the deeper drill rig was released.

At such time as the operator finalizes the completion and testing of the #1-12 well, it intends to complete the #2-12 well.

The Operator also has advised the company that it has received approval to allow it to drill 2 additional wells on the N. Barcus Creek acreage.

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect”).  The Tinsley Prospect was originally comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the operator commenced drilling operations on a test well known as the Merit Partners #1, eventually drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which included payment for leasehold interests, brokerage, seismic processing and prospect development.  In the initial well the Company paid 46.6% of the drilling and/or abandonment costs, and 34.9% of completion costs to earn a 34.9% WI BPO (working interest before payout) [28.2% NRI BPO (net revenue interest before payout)] and 29.4% WI APO (working interest after payout) [25.6% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well was not economic.  As a result, the Company recorded an impairment provision of $2,375,926 in 2006.

In the 1st quarter of 2007 the Company reached an agreement with the Operator such that the Company transferred its interest in the Merit Partners #1 wellbore along with certain shallow rights in roughly 616 net acres of oil & gas leases and in return the Company received 100% ownership of 1,736 net acres of oil & gas leases containing the rights below the base of the Hosston formation.  The Company will not be required to pay its share of plugging and abandonment costs for the Merit Partners #1 wellbore.

In 2007, the Company concluded an agreement with a private Mississippi based company with the Company contributing its land and technical information from the Tinsley Prospect to a joint venture. The Mississippi based corporation has acquired additional leasehold interests, identified additional partners and an operator and together with the Company plans the drilling of additional wells over the next 12 months.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect was originally comprised of 6,181 gross acres and 3,998 net acres.  During November 2005 the operator commenced drilling operations on a test well drilled to 8,200 feet.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company paid 13.3% of the drilling costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the Purvis #1 well is not economic and commenced operations to plug and abandon the well.  As a result, the Company recorded an impairment provision of $220,148 in 2006.

Wilcox (Texas) Acquisition

By Letter of Intent dated August 15, 2007 the Company conditionally agreed to purchase proved producing and undeveloped reserves contained in a 2,100 acre unit located in Liberty County Texas.  The Company agreed to pay a purchase price amounting to US $3.5 million cash subject to minor gas balancing adjustments. During the Company’s due diligence process it discovered title defects involving the vendor’s properties and pursuant to a provision within the Letter of Intent on September 4, 2007 the Company issued its notice of intention to terminate the agreement.

A summary of capitalized acquisition costs, exploration expenditures in the Company’s oil and gas properties for the nine months ended September 30, 2007 are as follows:

	December 31, 2006	September 30, 2007
	Net Book Value	Net Expenditures	Write-off	Net Book Value
Cecil
Acquisition	$-	$123,908	$-	$123,908
Consulting and general	-	14,784	-	14,784
Drilling program	-	86	-	86
Seismic	-	21,950	-	21,950
	-	160,728	-	160,728

Chinchaga
Acquisition	-	140,899	-	140,899
Consulting and general	-	316	-	316
Drilling program	-	304,743	-	304,743
	-	445,958	-	445,958

Drake
Acquisition	-	764,431	-	764,431
Consulting and general	-	16,868	-	16,868
Drilling program	-	1,226,730	-	1,226,730
Seismic	-	7,716	-	7,716
	-	2,015,745	-	2,015,745

Wembley
Acquisition	-	28,828	-	28,828
Consulting and general	-	5,795	-	5,795
Drilling program	-	241,230	-	241,230
	-	275,853	-	275,853

Noel
Drilling program	-	670,794	(670,794)	-

Saddle Hills and Others
Acquisition	1	63,327	-	63,328
Consulting and general	-	22,457	-	22,457
Drilling program	-	512,540	-	512,540
Seismic	-	160	-	160
	1	598,484	-	598,485
Total Canadian Oil and Gas Properties	1	4,167,562	(670,794)	3,496,769

US Oil and Gas Properties

Colorado/Utah Projects
Acquisition	25,182,532	285,176	-	25,467,708
Consulting and general	-	3,376	-	3,376
Drilling program	-	2,341,271	-	2,341,271
	25,182,532	2,629,823	-	27,812,355

Lavaca Project
Acquisition	-	49	-	49

Tinsley Project
Acquisition	1	37,022	-	37,023

Turtle Bayou
Acquisition	1			1
Total US Oil and Gas Properties	25,182,534	2,666,894	-	27,849,428

Total Oil and Gas Property Costs	$25,182,535	$6,834,456	$(670,794)	$31,346,197

SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value

Balance at December 31, 2005	39,016,789	$18,190,174

Common shares issued during 2006:
- Acquisition of Retamco Project - Piceance/Unita Basin	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow-through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	162,399	251,966
- for cash on by private placements	3,773,980	9,477,268
- for cash on exercise of warrants	3,442,990	2,857,388
- for cash on exercise of stock options	454,103	435,076
- contributed surplus reallocated on exercise of stock options	-	268,434
- renounced flow through share expenditures	-	(2,712,540)

Balance as at September 30, 2007	68,733,195	$ 59,248,975

STOCK OPTIONS AND WARRANTS

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	2,010,000	1.847
Options exercised	(760,407)	0.570
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	$ 1.140	1.93 years
Options granted	2,000,000	2.463
Options exercised	(454,103)	0.958
Options cancelled and expired	(16,700)	1.741

Balance, September 30, 2007	6,089,982	$ 1.587	2.03 years

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Details of warrants outstanding as at September 30, 2007 are as follows:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	9,403,071	$ 0.89	1.42 years
Warrants issued	2,192,720	1.56
Warrants exercised	(7,051,285)	1.00
Warrants expired	-	-

Balance, December 31, 2006	4,544,506	1.03	0.41 years
Warrants issued	2,261,531	3.21
Warrants exercised	(3,442,990)	0.83
Warrants expired	(9,815)	0.80

Balance, September 30, 2007	3,353,232	$ 2.70	1.16 years

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2007, the Company entered into the following transactions with related parties:

(a)

The Company incurred $203,250 in consulting fees to a private company controlled by the CEO.

(b)

The Company incurred $173,250 in consulting fees to a private company controlled by the president of the Company.

(c)

The Company incurred $83,556 in consulting fees to a private company controlled by the vice-president of the Company.

(d)

The Company incurred $108,450 in consulting fees to a private company controlled by CFO.

(e)

The Company’s fully owned subsidiary, DEAL, incurred $125,500 in consulting fees to private companies controlled by the president of DEAL.

(f)

The Company incurred $18,017 in consulting fees to the Company’s directors.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

RESULTS OF OPERATIONS – QUARTER ENDED SEPTEMBER 30, 2007

The Company’s net loss for 2007 Q3 increased to $2,250,133 or $0.03 per share, compared to $953,748, or $0.02 per share for 2006 Q3.  Included in the net loss for 2007 Q3 was an equity loss from Titan of $146,257, in which $86,839 relates to non-cash stock-based compensation expense.  Equity loss from Titan relates to the Company’s proportionate share of Titan’s losses in the current quarter. Other major increases included in the net loss for the current quarter are increases of $713,875 general and administration expenses and $589,079 future income tax expense.

Fees for management and consultants in 2007 Q3 were $357,000, as compared to $178,000 in 2006 Q3, and office and general expenses in 2007 Q3 were 79,000, as compared to $45,000 in 2006 Q3. The increases were mainly due to the setup of Denver office and increased activities with respect to exploration and development in oil and gas.

Professional fees in 2007 Q3 were $127,000, as compared to $38,000 in 2006 Q3. The increase was mainly due to legal fees paid for investigating potential oil and gas properties.

Travel and accommodation expenses in 2007 Q3 were $57,000, as compared to $21,000 in 2006 Q3. The increase was a result of the commencement of drilling in many of the Company’s oil and gas projects.

The granting and vesting of stock options during 2007 Q3 resulted in non-cash stock-based compensation expenses of $756,000, compared to $360,000 in 2006 Q3.  The increase was due to the vesting of stock options previously granted.  The Company determined the fair value of stock options using the Black-Scholes option pricing model.

SUMMARY OF QUARTERLY RESULTS

The following summary for the eight most recently completed financial quarters ending September 30, 2007 details pertinent financial and corporate information, which is unaudited and prepared by Management of the Company. For more detailed information, refer to related consolidated financial statements.

Quarter ended	Sept. 30, 2007 $	June 30, 2007 $	Mar. 31, 2007 $	Dec. 31, 2006 $	Sept. 30, 2006 $	June 30, 2006 $	Mar. 31, 2006 $	Dec. 31, 2005 $
Revenues	196,573	231,488	166,517	184,061	192,043	200,579	96,876	37,562
Net Income (Loss)	(2,250,133)	(2,033,690)	(1,824,205)	28,926,640	(953,748)	(907,022)	(3,178,144)	(503,460)
Gain (Loss) per share	(0.03)	(0.03)	(0.03)	0.57	(0.02)	(0.02)	(0.08)	(0.01)
Fully diluted gain (loss) per share	(0.03)	(0.03)	(0.03)	0.54	(0.02)	(0.02)	(0.08)	(0.01)

LIQUIDITY

Working capital increased to $15,147,000 as at September 30, 2007, as compared to $11,769,000 as at December 31, 2006 and $10,878,000 as at September 30, 2006. Cash balances on September 30, 2007 were $14,987,000, compared to $17,660,000 and $17,017,000 on December 31, 2006 and September 30, 2006 respectively.  The increase in working capital was due to the closing of private placement in May 2007, as well as the cash received from the exercise of warrants and options.

On July 14, 2006, a promissory note with face value $5,643,000 (US $5,000,000) and convertible debenture with a face value of $1,577,609 (US $1,397,846) were issued to Retamco for the acquisition of the Colorado/Utah oil & gas projects.  Please refer to Note 5 of the financial statements for details.

The US $5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. This promissory note was fully paid during the nine months ended September 30, 2007.

The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs.

The convertible debentures mature on July 15, 2008, is unsecured, bear an 8% coupon, payable quarterly and are convertible at US $1.35 per unit.  Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. During the nine-month period ended September 30, 2007, US $200,000 of convertible debentures plus US $12,493 of interest payables was converted to common shares.

In March 2006, the Company issued 5,300,000 flow-through common shares (“FTS”) at $1.50 per shares and raised $7,950,000 through a brokered private placement.  Under the FTS agreement, the Company is obligated to spend $7,950,000 in Canadian Exploration Expenditures (“CEEs”) by December 31, 2007.

SUBSEQUENT EVENTS

(a)

Stock Options

Subsequent to September 30, 2007, on November 1, 2007, the Company re-priced 635,000 options previously granted to certain consultants and investors relations persons at prices ranging from $2.35 - $2.50 to $2.00 per share. The re-priced options, subject to TSX Venture Exchange approval, will maintain their current expiry dates and vesting periods. The Company also granted 1,085,000 incentive stock options, exercisable at $2.00 for five years, subject to certain vesting provisions, to directors and officers of the company.

Subsequent to September 30, 2007, 116,667 common shares were issued upon the exercise of stock options for proceeds of $67,917.

(b)

Convertible Debenture

Subsequent to September 30, 2007, $142,786 (US $149,850) convertible debentures, convertible at $1.29 (US $1.35) per unit, were converted to 111,000 units.

DISCLOSURE OF INTERNAL CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company.  Internal controls over financial reporting have been established to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them by others within the Company. However, management does not expect that the Company’s disclosure controls and procedures will prevent all errors or fraud. Management believes that any system of internal controls over financial reporting, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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